ENTREPRENEUR UNIVERSE BRIGHT GROUP

April 15, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street NE
Washington, DC 20549

Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP

Amendment No. 6 to Registration Statement on Form 10

Filed February 22, 2022

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group (the “Company”), we are responding to the Staff’s comment letter dated March 22, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 6 to Form 10 Filed February 22, 2022

Explanatory Note, page ii

1.	We note your revised disclosure in response to comment 1. Please expand the first paragraph under this section to specifically disclose that investors may never hold equity interests in the Chinese operating company. In addition, specifically acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Finally, please describe any contractual arrangements between the holding company, the HK subsidiary and the PRC subsidiary.

Response:	In response to Staff’s comments, the Company re-emphasizes that:

-	the Company does not utilize a VIE;
-	the Company is a holding company for its operating subsidiaries;
-	the Company does not have any contractual arrangement between the holding company, HK subsidiaries and PRC subsidiaries as it does not utilize a VIE;
-	the Company directly or indirectly owns all of the equity interest in our operating subsidiaries in Hong Kong and China; and.
-	the Company’s shareholders will not directly hold any equity interests in the PRC subsidiary.

April 15, 2022

In addition, we included additional disclosures that our holding company structure involves unique risks to investors as Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or the value of our common stock, including that it could cause the value of such securities to significantly decline or become worthless.

Page ii:

We currently do not, and we do not plan to use variable interest entities (“VIE”) to execute our business plan or to conduct our China-based operations. We do not have any contractual arrangements between the holding company, the HK subsidiary, and the PRC subsidiary. EUBG is a Nevada holding company and does not have any substantive operations other than directly or indirectly holding the equity interest in our operating subsidiaries in Hong Kong and China. Therefore our shareholders will not directly hold any equity interests in our Chinese operating subsidiaries. Our holding company structure involves unique risks to investors. Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or the value of the Company’s common stock, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks associated with doing business in China” for detailed discussions.

Page 2:

While the Company’s major shareholders, headquarters, and operations are located in China, EUBG currently does not, and EUBG does not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. EUBG is a Nevada holding company and does not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in Hong Kong and China. Therefore, our shareholders will not directly hold any equity interests in our Chinese operating subsidiaries. Our holding company structure involves unique risks to investors. Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or the value of the Company’s common stock, including that it could cause the value of such securities to significantly decline or become worthless.

2.	We note your disclosure in response to comment 2, specifically paragraphs 5-8 under this section. Please expand the discussion to provide explicit disclosure that there are legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these legal and operational risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, we note your statement that "we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the 'CAC....'" Please expand to disclose how the recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S or other foreign exchange. Please also include cross-references to the summary risk factors and risk factors associated with your discussions in the 5th, 6th and 7th paragraphs of this section.

April 15, 2022

Response:	(a) In response to Staff’s comments, the Company has included additional disclosures to address that there are significant legal and operational risks associated with being in and conducting a substantial portion of our operations in mainland China.

Page iii:

There are significant legal and operational risks associated with being in and conducting a substantial portion of our operations in mainland China. PRC laws and regulations governing our current business operations and corporate structure are sometimes vague and uncertain, and we face the risk that changes in the PRC laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented could have a significant impact upon the business we may be able to conduct in the PRC which would likely result in a material change in our operations and/or the value of the Company’s common stock, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, these risks may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors in the future. See “Risk Factors — Risks associated with doing business in China” for detailed discussions.

(b) In addition, as previously stated, the Company is not utilizing a VIE structure. As such, the Company is not subject to risks associated with VIE structures as it relates to data security or anti-monopoly concerns. However, the company revised its disclosures to:

-	Address the application of Cybersecurity Review to its corporate structures and operations;
-	Address the application of anti-monology concerns to its corporate structures and operations; and
-	Implication of changes, interpretations or applications of these regulations to the company and its ability to accept foreign investment and listing of its securities on a U.S. or other foreign exchange.

(c) The Company has also updated the cross-references to the summary risk factors and risk factors.

Page iii:

… In addition, recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As confirmed by our PRC legal counsel, King & Wood Mallesons, the business of our PRC subsidiary until now are not subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020, on the basis that (i) we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review (2021); (ii) our PRC subsidiary’s business operations do not involve any Critical Information Infrastructure, and neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that any of the PRC subsidiary’s products or services is determined as the Critical Information Infrastructure; and (iii) neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that we or our PRC subsidiary shall file for a cybersecurity review. We are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Draft Regulation”) are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Regulation. In addition, as of the date of this Amendment, neither we nor our PRC subsidiary has been subject to any anti-monopoly investigation, penalty of litigation initiated by government authorities or third parties. Furthermore, we will continue to monitor for updates of applicable PRC anti-monopoly laws and regulations. Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange, and there are no new relevant laws or regulations in effect in the PRC explicitly requiring us to seek approval from the China Securities Regulatory Commission for our registration. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. See “Summary of Risk Factors – Risk Related to Doing Business in the PRC” and “Risk Factors — Risks associated with doing business in China - The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Company’s common stock, including potentially causing the value of the Company’s common stock to decline or be worthless; - Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.”

April 15, 2022

Page 43:

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.

Our business is digital marketing consultation, not an online platform. But since our PRC subsidiary assists our customers in applying customers’ apps to other app platforms, we may be subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties.

For example, on February 7, 2021, the State Administration for Market Regulation, or the SAMR, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. As of the date of this Amendment, neither we nor our PRC subsidiary have been subject to any anti-monopoly investigation, penalty of litigation initiated by government authorities or third parties. Furthermore, we will continue to attach attention to the updates of applicable PRC laws and regulations in relation to antimonopoly.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The governance measures our PRC subsidiary adopted in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by customers on our platforms.

In addition, we may be subject to complex and evolving laws and regulations regarding privacy and data protection. For more details, please see “Risk Factors —  Risks Related to Our Business and Industry — Our PRC subsidiary may be liable for improper collection, use or appropriation of personal information provided by our customers.”

Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange, and there are no new relevant laws or regulations in effect in the PRC explicitly requiring us to seek approval from the China Securities Regulatory Commission for our registration. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange.

As there are uncertainties regarding the enactment timetable, interpretation and implementation of the existing and future internet-related laws and regulations, we cannot assure you that our business operations will comply with such regulations in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions which could materially and adversely affect our business, financial condition, and results of operations.

April 15, 2022

3.	We note your disclosure in the fourth paragraph on page ii in response to comment 3 that "we," "us" and "our" refer to "EUBG and its consolidated subsidiaries, or any one or more of them as the context may require. Please revise to disclose how you will refer separately to the holding company and separately to your subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response:	In response to Staff’s comments, the Company clarified that EUBG or the “Company” only relates to Entrepreneur Universe Bright Group, the Nevada holding company, and that shareholders will not directly hold any equity interest in EUBG’s Chinese operating subsidiaries. In addition, the Company has clarified that:

-	the terms “we,” “us,” and “our” refer to EUBG and its consolidated subsidiaries;
-	“HK subsidiary” refers to Entrepreneurship World Technology Holding Group Company Limited, EUBG’s wholly-owned subsidiary; and
-	“PRC subsidiary” refers to Xi’an Yunchuang Space Information Technology Co., Ltd., f/k/a Entrepreneurship World Consultants Limited, a wholly-foreign owned Chinese subsidiary of HK subsidiary.

Page ii:

Entrepreneur Universe Bright Group, a Nevada corporation (“EUBG” or the “Company”), is not a Chinese operating company but a Nevada holding company. As a holding company with no material operations of our own, EUBG conducts all of its operations through its subsidiaries in Hong Kong and in the People’s Republic of China (“PRC” or “China”). Therefore our shareholders will not directly hold any equity interests in our Chinese operating subsidiaries. Unless otherwise mentioned or unless the context requires otherwise, when used in this Amendment, the terms “we,” “us,” and “our” refer to EUBG and its consolidated subsidiaries, or any one or more of them as the context may require, “HK subsidiary” refers to Entrepreneurship World Technology Holding Group Company Limited, our wholly-owned subsidiary and a Hong Kong limited company, and “PRC subsidiary” refers to Xi’an Yunchuang Space Information Technology Co., Ltd., f/k/a Entrepreneurship World Consultants Limited, a wholly-foreign owned Chinese subsidiary of HK subsidiary.  EUBG is a holding company for its operating subsidiaries.

4.	We note your disclosure in response to comment 4 including in the last paragraph on page iii. Please further revise this paragraph and Item 1 to explain in more detail the consequences to you and your investors if either you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please expand your discussion to include what the consequences may be to your company if you do not obtain any permission that is or becomes required, including but not limited to permissions required by the CAC and CSRC. In addition, expand to discuss the possible material adverse effects on your business, financial condition, and results of operations if any permission that is required is not received for the reasons identified above. Please disclose whether you have cash management policies and where or how they are memorialized.

April 15, 2022

Response:	(a) In response to Staff’s comments, the Company has expanded the discussions to explain in more detail the consequences to the Company and its investors if either the Company or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, the Company addressed what the consequences are if it does not obtain any permission that is or becomes required, including but not limited to permissions required by the CAC and CSRC, and if the Company is unable to receive or maintain approvals when required for its business or industry under then applicable PRC laws. The Company also expanded to discuss the possible material adverse effects on its business, financial condition, and results of operations if any permission that is required is not received for the reasons identified above.

Page iv:

… Although we concluded our subsidiaries are currently not required to obtain permission from any of the PRC central or local government and has not received any denial to list on the U.S. exchange, our operations, financial conditions, and results of operations could be adversely affected, directly or indirectly, and the value of the Company’s common stock could significantly decline or become worthless, (x) if we inadvertently conclude that such approvals are not required when they are, (y) if we do not receive or maintain such permissions or approvals if and when required, or (z) changes in applicable laws, regulations, or interpretations relating to our business or industry which would require us to obtain approvals in the future. If our PRC subsidiary is unable to receive or maintain approvals when required for our business or industry under then applicable PRC laws, then such failure could limit or prohibit the ability of our PRC subsidiary to operate in China, and our operations, financial conditions, and the results of operations could be adversely affected, directly or indirectly, and the value of the Company’s common stock could significantly decline or become worthless.

Page 3:

… If we are wrong with regards to our interpretation of the PRC laws and regulations, if we inadvertently conclude that such approval is not required when it is, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to issue the Company’s common stock to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Company’s securities.

Page 44:

April 15, 2022

The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this registration under PRC law.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this registration may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

As advised by our PRC legal counsel, based on its understanding of the PRC Laws and our corporate structure up to the date of this Registration, it is of the opinion that we are not required to apply for the CSRC approval prescribed under the M&A Rules in connection with the Registration. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas registration which is identical or similar to the Registration, and the opinions summarized above will be subject to any new PRC laws, rules and regulations or detailed implementations and interpretations in any form relating to an overseas listing of SPVs like the Company. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If it is determined that CSRC approval is required, or if we inadvertently conclude that such approval is not required when it is, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for the sale of securities. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for sale of our securities, we may be unable to obtain a waiver of such approval requirements.

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which PRC regulators are required to accelerate rulemaking related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the draft Measures for the Security Assessment for Cross-border Transfer of Personal Information published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, and (ii) Measures for Cybersecurity Review (2021) which provides that, among others, an application for cybersecurity review shall be made by an issuer who is a critical information infrastructure operator or a data processing operator as defined therein before such issuer’s listing in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and our PRC subsidiary may become subject to more stringent requirements with respect to matters including data privacy, and cross-border investigation and enforcement of legal claims.

April 15, 2022

Notwithstanding the foregoing, as of the date of this registration statement, except as disclosed in the “Risk Factor” section - Risks relating to PRC laws and regulations with respect to foreign exchange,” there are no PRC laws and regulations in force explicitly requiring that our PRC subsidiary obtain any permission from PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to this registration from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. Our PRC legal counsel has advised us that, based on the above and its understanding of the current PRC laws and regulations, as of the date of this registration statement, we are not required to submit an application to the CSRC or the CAC for the approval of this registration. However, our PRC legal counsel has further advised us there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities registration and other capital markets activities. If it is determined in the future that CSRC, the CAC or other approvals were required for this registration, our PRC subsidiary may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this registration into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Company’s common stock. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt future registration before offer and sale of the Company’s common stock. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that our PRC subsidiary obtaining their approvals for this registration, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our business and operating results.

As of the date of this Amendment, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities.

(b) The Company also disclosed whether they have cash management policies and where or how they are memorialized.

April 15, 2022

Page v:

On September 1, 2021, our PRC subsidiary adopted a written Monetary and Cash Fund Management System (“Cash Management Policy”) for its operations in China. The Cash Management Policy covers cash, bank deposits and other monetary funds owned by the PRC subsidiary. EUBG and HK subsidiary does not have a cash management policy.

5.	We note your revised disclosure in response to comment 5. Please expand the last paragraph on page iv to specifically disclose your intentions to distribute earnings or settle amounts owed. We note your statement that "We intend to keep any future earnings to finance the expansion of our business..." Please specifically address whether the PRC subsidiary intends to distribute earnings to the HK subsidiary or the Nevada holding company. Please provide similar disclosure under "Cash Transfer within our Organization" on page 6.

Response:	In response to Staff’s comments, the Company does not have a VIE structure and does not have any contractual arrangements between the Company and its subsidiaries. As such the Company does not have any amounts owed to or from its subsidiaries. The Company has expended its disclosures on its intentions related to distribution of earnings and whether the PRC subsidiary intends to distribute earnings to the HK subsidiary or to EUBG.

Page v:

EUBG is permitted to transfer cash as a loan and/or capital contribution to the HK subsidiary for its operations and the HK subsidiary is permitted to transfer cash as a loan and/or capital contribution to the PRC subsidiary for capital investment and company operations. For instance, the PRC subsidiary will use the cash for their daily business operations. The PRC subsidiary is the main operating company to earn revenue. Current PRC regulations permit the PRC subsidiary to pay dividends to the HK subsidiary only out of its accumulated profits, if any, and the HK subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to EUBG through dividend distribution without restrictions on the amount of the funds. We have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors. In addition, we have not been notified from any Chinese government authorities of any restriction which can limit our ability to distribute earnings from our business, including subsidiaries, to the parent company and U.S. investors.

As of the date of this Amendment, our PRC subsidiary distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, the HK subsidiary. Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfers to the other. We intend to keep any future earnings to finance the expansion of our business conducted by our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, the Nevada holding company, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operation costs, no cash transfer or transfer of other assets (including dividends and distribution) has occurred among EUBG, our Nevada holding company, and its subsidiaries, either the HK subsidiary or the PRC subsidiary.

April 15, 2022

Page 9:

In February 2021, our PRC subsidiary distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, the HK subsidiary. As long as meeting the above-mentioned requirements, there is no restriction or limitation to transfer dividends from our PRC subsidiary to its Hong Kong parent company, and there is no restriction or limitation to transfer dividends from our Hong Kong subsidiary to its US parent holding company. Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfer to the other. We intend to keep any future earnings to finance the expansion of our business to our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operation costs, no cash transfer or transfer of other assets (including dividends and distribution) have occurred among EUBG, our Nevada holding company and its subsidiaries, either the HK subsidiary or the PRC subsidiary. For more details for the withholding tax paid, see our audited condensed consolidated financial statement for the year ended December 31, 2021.

Item 1. Business

Summary of Risk Factors, page 3

6.	We note your revised disclosure in response to comment 6. Please further revise your disclosure on pages 4-5 to individually and specifically identify risks arising from the legal system in China, including all of the risks described on pages i-iv; risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise your cross- references to include the name of the risk factor to which you are referring.

Response:	(a) In response to Staff’s comments, the Company has updated its Summary of Risk Factors including the risks described in the Notes (page i-iv).

Page 5:

Summary of Risk Factors

Investing in the common stock of EUBG involves significant risks. You should carefully consider all of the information in this Amendment before making an investment in the Company’s common stock. Below please find a summary of the principal risks we face, organized under relevant headings. Importantly, this summary does not address all of the risks that we face. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 31 of this Amendment.

April 15, 2022

Risks Related to Our Business and Industry

●	We have a limited operating history and are subject to the risks encountered by development-stage companies. See “Risk Factors — Risks Related to Our Business and Industry — We have a limited operating history and are subject to the risks encountered by development-stage companies.”

●	Our historical financial results may not be indicative of our future performance. See “Risk Factors — Risks Related to Our Business and Industry — Our historical financial results may not be indicative of our future performance.”

●	If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.”

●	We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results. See “Risk Factors — Risks Related to Our Business and Industry — We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.”

●	Increasing competition within our industries could have an impact on our business prospects. See “Risk Factors — Risks Related to Our Business and Industry — Increasing competition within our industries could have an impact on our business prospects.”

●	Our PRC subsidiary may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, which could have a material adverse impact on our business, financial conditions and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Our PRC subsidiary may be required to obtain and maintain additional approvals, licenses or permits applicable to our business, which could have a material adverse impact on our business, financial conditions and results of operations.”

●	If our operating subsidiaries fail to hire, train or retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If our operating subsidiaries fail to hire, train or retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.”

April 15, 2022

Risks Related to Doing Business in the PRC

●	The Chinese government may intervene in or influence our operations at any time, or may exert more control over offering conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and significantly and adversely impact the value of the Company’s common stock we are registering for sale, including potentially making the Company’s common stock worthless. The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. See “Risk Factors — Risks Associated with doing business in China — The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Company’s common stock, including potentially causing the value of the Company’s common stock to decline or be worthless.

●	The uncertainties in the Chinese legal system could materially and adversely affect us. See “Risk Factors — Risks Associated with doing business in China — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.”

●	The PRC legal system is evolving, and the resulting uncertainties could adversely affect us. See “Risk Factors — Risks Associated with doing business in China — The PRC legal system is evolving, and the resulting uncertainties could adversely affect us.”

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition. See “Risk Factors — Risks Associated with doing business in China — A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.”

●	Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC. See “Risk Factors — Risks Associated with doing business in China — Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.”

●	Changes in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. See “Risk Factors — Risks Associated with doing business in China — Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.”

●	Changes in China’s economic, political or social conditions or government policies may have a material adverse effect on our business and operations. See “Risk Factors — Risks Associated with doing business in China — Changes in China’s economic, political or social conditions or government policies may have a material adverse effect on our business and operations.”

April 15, 2022

●	Prior court decisions under the civil law system have limited precedential value. See “Risk Factors — Risks Associated with doing business in China — The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Therefore our susceptibility to such laws is unknown.”

●	Chinese law prohibits or restricts companies belonging to foreign countries from operating some certain businesses. See “Risk Factors — Risks Associated with doing business in China — Chinese law prohibits or restricts companies belonging to foreign countries from operating some certain businesses.”

●	We may be liable for improper collection, use or appropriation of personal information provided by our customers. See “Risk Factors — Risks Associated with doing business in China — Our PRC subsidiary may be liable for improper collection, use or appropriation of personal information provided by our customers.”

●	We may be subject to various internet-related laws to which uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation. See “Risk Factors — Risks Associated with doing business in China — Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to online platform business operation.”

●	The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this registration under PRC law. See “Risk Factors — Risks Associated with doing business in China — The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this registration under PRC law.”

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. See “Risk Factors — Risks Associated with doing business in China — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.”

●	We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income. See “Risk Factors — Risks Associated with doing business in China — Under the PRC Enterprise Income Tax Law, or the EIT Law, our PRC subsidiary may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

●	Uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits. See “Risk Factors — Risks Associated with doing business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

April 15, 2022

●	Restrictions placed on offshore holding companies and currency exchange may limit our ability to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors — Risks Associated with doing business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. See “Risk Factors — Risks Associated with doing business in China — Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.”

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation. See “Risk Factors — Risks Associated with doing business in China — If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.”

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the Amendment based on foreign laws. See “Risk Factors — Risks Associated with doing business in China — You may face difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this registration statement based on foreign laws.”

●	The audit report included in this Registration and its Amendments was prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as such, you are deprived of the benefits of such inspection, and the Company’s common stock may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect the Company’s auditors. See “Risk Factors — Risks Associated with doing business in China — The audit report included in this Amendment is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, the Company’s investors are deprived of the benefits of such inspection. The Company could be delisted if it is unable to timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.”.

April 15, 2022

Risks Related to the Market for the Company’s Common Stock

●	Our CEO owns a significant percentage of the Company’s common stock and will be able to exert significant control over matters subject to shareholder approval. See “Risk Factors - Risks Related to the Market for the Company’s Common Stock - Our CEO owns a significant percentage of the Company’s common stock and will be able to exert significant control over matters subject to shareholder approval.”

●	An active, liquid trading market for the Company’s common stock may not develop or be sustained. If and when an active market develops the price of the Company’s common stock may be volatile. See “Risk Factors - Risks Related to the Market for the Company’s Common Stock - Since the Company’s common stock is traded on the OTC Pink Sheets, an active, liquid trading market for the Company’s common stock may not develop or be sustained. If and when an active market develops the price of the Company’s common stock may be volatile.”

●	We may authorize and issue shares of new classes of stock that could be superior to or adversely affect you as a holder of the Company’s common stock. See “Risk Factors - Risks Related to the Market for the Company’s Common Stock - The Company’s Board of Directors may authorize and issue shares of new classes of stock that could be superior to or adversely affect you as a holder of the Company’s common stock.”

There is a limited public market for the Company’s common stock. See “Risk Factors - Risks Related to the Market for the Company’s Common Stock - There is a limited public market for the Company’s common stock.”

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute the Company’s share value. See “Risk Factors - Risks Related to the Market for the Company’s Common Stock - We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute the Company’s share value.”

●	The trading price of the Company’s common stock is likely to be volatile, which could result in substantial losses to investors. See “Risk Factors – Risks Related to the Market for the Company’s Common Stock - The trading price of the Company’s common stock is likely to be volatile, which could result in substantial losses to investors.”

●	We are subject to the penny stock rules, which will make shares of the Company’s common stock more difficult to sell. See “Risk Factors – Risks Related to the Market for the Company’s Common Stock - We are subject to the penny stock rules, which will make shares of the Company’s common stock more difficult to sell.”

April 15, 2022

●	Shares of the Company’s common stock that have not been registered under federal securities laws are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a former “shell company.” See “Risk Factors – Risks Related to the Market for the Company’s Common Stock - Shares of the Company’s common stock that have not been registered under federal securities laws are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a former “shell company.””

●	There is no assurance that we will be able to pay dividends to the Company’s shareholders, which means that you could receive little or no return on your investment.” See “Risk Factors – Risks Related to the Market for the Company’s Common Stock - There is no assurance that we will be able to pay dividends to the Company’s shareholders, which means that you could receive little or no return on your investment.”

(b) The Company has updated its risk factors and acknowledged any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Page 34:

The recent state government interference into business activities on U.S.-listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Company’s common stock, including potentially causing the value of the Company’s common stock to decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the marketing consulting industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer common stock to our investors and could cause the value of the Company’s common stock to significantly decline or become worthless.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

April 15, 2022

Though the Company is a Nevada corporation, we through our PRC subsidiary, are headquartered and have operations in China. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. However, because our operations are in China and our major shareholders are located in China, there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence our PRC subsidiary’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer the Company’s common stock to investors and could cause the value of the Company’s common stock to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for an initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

April 15, 2022

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational licenses.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas Listing on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Company’s common stock, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Company’s common stock to significantly decline in value or become worthless.

Cash Transfer within our Organization, page 5

7.	We note your disclosure in response to comment 7. Expand your description in the first paragraph on page 6 of restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors to specifically discuss foreign exchange restrictions to include a discussion of the specific foreign exchange restrictions in place currently. In addition, we note your disclosure that the holding company and HK subsidiary may make transfers to each other, the HK subsidiary may make transfers to the PRC subsidiary, and the PRC subsidiary may make transfers to the HK subsidiary provided that certain conditions are met; please revise to explain whether the PRC subsidiary and holding company may each make transfers to the other. We also note your statement that, other than $4.6 million in cash dividends transferred from your PRC subsidiary to your HK subsidiary, no other transfers of cash or assets between the holding company and "its subsidiary" has occurred; please revise to clarify whether this statement applies to dividends and distributions, which entity you mean when you refer to "its subsidiary," and the status of any transfers between the holding company and any other subsidiary. Provide cross-references to the consolidated financial statements. Please apply this comment to the Explanatory Note section, as well..

April 15, 2022

Response:	In response to Staff’s comments, the Company has expanded its disclosure on the restriction on foreign exchange and our ability to transfer cash between the entities. In addition, the Company revised its disclosures to explain that the PRC subsidiary cannot directly make transfers to each other. The Company also clarified which entity it is referring to for the cash dividend that it made.

Page 8:

… According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency.

Page 8:

Renminbi, or RMB, is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its potential future RMB revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for those offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. RMB is currently convertible under the “current account,” which includes dividends and trade- and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign debt (which may be denominated in foreign currency or RMB), including loans we may secure for our PRC subsidiary. Currently, our PRC subsidiary may purchase foreign currency for settlement of current account transactions, including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (SAFE) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. See the risk factors discussed in the “Risk Factors” section of this Amendment for a detailed discussion of the Chinese legal restrictions on the payment of dividends, our ability to transfer cash within the Company and the potential for holders of the Company’s common stock to be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes.

April 15, 2022

Page 9:

In February 2021, our PRC subsidiary distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, the HK subsidiary. As long as meeting the above-mentioned requirements, there is no restriction or limitation to transfer dividends from our PRC subsidiary to its Hong Kong parent company, and there is no restriction or limitation to transfer dividends from our Hong Kong subsidiary to its U.S. parent holding company. Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfers to the other. We intend to keep any future earnings to finance the expansion of our business to our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operation costs, no cash transfer or transfer of other assets (including dividends and distribution) have occurred among EUBG, our Nevada holding company, and its subsidiaries, either the HK subsidiary or the PRC subsidiary. For more details on the withholding tax paid, see our audited condensed consolidated financial statement for the year ended December 31, 2021.

Page v:

EUBG is permitted to transfer cash as a loan and/or capital contribution to the HK subsidiary for its operations and the HK subsidiary is permitted to transfer cash as a loan and/or capital contribution to the PRC subsidiary for capital investment and company operations. For instance, the PRC subsidiary will use the cash for their daily business operations. The PRC subsidiary is the main operating company to earn revenue. Current PRC regulations permit the PRC subsidiary to pay dividends to the HK subsidiary only out of its accumulated profits, if any, and the HK subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to EUBG through dividend distribution without restrictions on the amount of the funds. We have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors. In addition, we have not been notified from any Chinese government authorities of any restriction which can limit our ability to distribute earnings from our business, including subsidiaries, to the parent company and U.S. investors.

As of the date of this Amendment, our PRC subsidiary distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, the HK subsidiary. Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfers to the other. We intend to keep any future earnings to finance the expansion of our business conducted by our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, the Nevada holding company, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operation costs, no cash transfer or transfer of other assets (including dividends and distribution) have occurred among EUBG, our Nevada holding company, and its subsidiaries, either the HK subsidiary or the PRC subsidiary.

April 15, 2022

Item 1A. Risk Factors

The recent state government interference into business activities on U.S. listed Chinese companies, page 34

8.	We note your disclosure in response to comment 8. Please revise the heading of this risk factor to specifically highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless .

Response:	In response to Staff’s comments, the Company has revised the heading of this risk factor and included additional disclosure on risks related to the Chinese government exerting more oversight and control over the Company.

Page 34:

Risks associated with doing business in China

The recent state government interference into business activities on U.S.-listed Chinese companies may negatively impact our existing and future operations in China. The Chinese government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of the Company’s common stock, including potentially causing the value of the Company’s common stock to decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the marketing consulting industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer common stock to our investors and could cause the value of the Company’s common stock to significantly decline or become worthless.

April 15, 2022

9.	We note your revised disclosure in response to comment 9. Please expand this discussion to specifically disclose how greater oversight by the Cyberspace Administration of China (CAC) over data security impacts the company and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address whether the new regulations that went into effect on February 15 that require internet platform operators holding data of more than 1 million users to undergo a national security review are applicable to you or your subsidiaries.

Response:	The Company believes that it has already adequately addressed the risks related to the oversight by the Cyberspace Administration of China (CAC) over data security and to what extent it believes that the Company is compliant with the regulations or policies that have been issued by the CAC to date (including the new regulations that went into effect on February 15 that require internet platform operators holding data of more than one million users to undergo a national security review applicable to it or its subsidiaries. However, the Company has revised the risk factors and Recent Regulatory Developments to provide better clarity including deleting Cybersecurity Review from the discussions related to Regulations Related to Internet Culture Activities.

Page 16:

Recent Regulatory Developments

Draft Cybersecurity Measures

On December 28, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022 and replace the current Measures for Cybersecurity Review promulgated on April 13, 2020. The Measures for Cybersecurity Review (2021) specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Cybersecurity Review Office established by the CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cyber security review by the Cybersecurity Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cybersecurity Review Office, if they plan to list their companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review. We will not be subject to cybersecurity review with the CAC under the Measures for Cybersecurity Review (2021), on the basis that (i) we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review (2021); (ii) our PRC subsidiary’s business operations do not involve any Critical Information Infrastructure, and (iii) neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that any of the PRC subsidiary’s products or services is determined as the Critical Information Infrastructure.

April 15, 2022

In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) (《网络数据安全管理条例（征求意见稿）》) (the “Draft Regulation”) was proposed by the CAC for public comments until December 13, 2021. The Draft Regulation stipulates that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan to list their companies in foreign countries, and the Draft Regulation further requires the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. As advised by our PRC legal counsel, since the CAC is still seeking comments on the Draft Regulation from the public as of the date of the Amendment, the Draft Regulation (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

As the Measures for Cybersecurity Review (2021) and the Draft Regulation are newly published, the exact scope of “critical information infrastructure operators” and “data processing operators” under the draft measures and the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Currently, the Measures for Cybersecurity Review (2021) and the Draft Regulation have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, our PRC subsidiary faces potential risks if we are deemed as a critical information infrastructure operator or data processing operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and other important data collected and produced within the PRC territory as part of our operations in China (as we currently do in our operations), and we may be subject to lengthy cybersecurity review and other enhanced regulatory requirements when purchasing internet products and services or conducting data processing activities. We may face challenges in addressing such enhanced regulatory requirements and make necessary changes to our internal policies and practices in data privacy and cybersecurity matters. See “Risk Factors — Risks Related to Our Business and Industry — We may be liable for improper collection, use or appropriation of personal information provided by our customers” and “Risk Factors — Risks associated with doing business in China — Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation.”

April 15, 2022

As of the date of this filing of the Amendment, our operating subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China based on the draft measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to this registration. As of the date of this Amendment, recent regulatory actions by China’s government related to data security or anti-monopoly have not materially impacted our ability to conduct our business, accept foreign investments or list on U.S. or other foreign exchanges. Based on existing PRC laws and regulations, as advised by our PRC legal counsel, neither we nor our subsidiaries are currently subject to any pre-approval requirement from the CAC to operate our business or conduct this registration, subject to the PRC government’s interpretation and implementation of the Measures for Cybersecurity Review (2021) and the Draft Regulation after it takes effect. However, we cannot assure you that relevant PRC government agencies, including the CAC, would reach the same conclusion as we do or as advised by our PRC legal counsel.

Page 20:

Regulation on Information Protection on Networks

On December 28, 2012, SCNPC issued the Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and criminal liability whereas the case constitutes a crime.

April 15, 2022

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke the business license. In addition, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The governance measures that we adopt in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by customers on our platforms.

In April 2020, the Cyberspace Administration of China, the National Development and Reform Commission, MIIT, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOC, the People’s Bank of China, SAMR, the National Radio and Television Administration, the National Administration of State Secrets Protection, the National Cryptography Administration promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. The Cybersecurity Review Measures provides that the operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law (《中华人民共和国数据安全法》), which has taken effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have a material adverse effect on our business, operations and financial condition.

April 15, 2022

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law (《中华人民共和国个人信息保护法》), or the PIPL, which took in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests.

On December 28, 2021, the CAC published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020. The Measures for Cyber Security Review (2021) specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Cybersecurity Review Office established by the CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cybersecurity review by the Cybersecurity Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cybersecurity Review Office, if they plan to list their companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review.

April 15, 2022

If we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review with the CAC under the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022. As confirmed by our PRC legal counsel, we are not subject to cybersecurity review on the basis that (i) we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review (2021); (ii) our PRC subsidiary’s business operations do not involve any Critical Information Infrastructure, and neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that any of the PRC subsidiary’s products or services is determined as the Critical Information Infrastructure; and (iii) neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that we or our PRC subsidiary shall file for a cybersecurity review. As of the date of this Amendment, our PRC subsidiary has not been informed by any PRC governmental authority of any requirement that it is subject to a cybersecurity review. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not be subject to such cybersecurity review requirement, and if so, that we would be able to pass such review in relation to this registration. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

Regulations Related to Internet Culture Activities

On February 17, 2011, the MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

As of date of this Amendment, we have not received any inquiry or notice from the PRC government concerning our compliance of such regulations. However, there can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

Page 39:

April 15, 2022

Our PRC subsidiary may be liable for improper collection, use or appropriation of personal information provided by our customers.

Though our business involves only digital marketing consulting, not an internet platform, we may still have the opportunity in collecting and retaining large volumes of internal and customer data, including personal information, as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. Our PRC subsidiary is required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

According to the applicable PRC laws and regulations in relation to cybersecurity and data security, data processing includes, in a broad sense, among others, the collection or access, processing, transmission and related data activities. Based on applicable PRC laws and regulations, there is no exact or clear definition of “data processing.”

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides a main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The PRC governmental authorities have promulgated, among others, the Cyber Security Law of the PRC (《中华人民共和国网络安全法》), the Personal Information Protection Law of the People's Republic of China（《中华人民共和国个人信息保护法》）, the Data Security Law of the People's Republic of China（《中华人民共和国数据安全法》） and the Measures for Cybersecurity Review (2021)(《网络安全审查办法(2021)》) to ensure cybersecurity, data and personal information protection. Recently, the CAC had further proposed the Measures for the Security Assessment for Cross-border Transfer of Data (Exposure Draft)（《数据出境安全评估办法（征求意见稿）》）(the “Exposure Draft”) and the Administration Regulations on Cyber Data Security (Draft for Comments) (《网络数据安全管理条例（征求意见稿）》) (the “Draft Regulation”) for public comments, which provided guidance on the cross-border data transmission and potential cybersecurity review scope.

April 15, 2022

We attach great importance to data security, cyber security and personal information protection, and the evolvement of applicable PRC laws and regulations therewith, and we are in compliance with laws and regulations with respect to data security, cyber security and personal information protection in all material aspects. As of the date of this Amendment, our PRC subsidiary, the main operating entity of ours, has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows: (i) for customer data processing, our PRC subsidiary deploys the access control mechanism on the server side, adopts the principle of minimum authorization for the staff who may contact end users’ personal data; (ii) our PRC subsidiary’s operating systems and database systems have password complexity requirements; (iii) our PRC subsidiary has established Information Security Committee and appoints the CEO, Mr. Tao Guolin to be the head of the committee; (iv) our PRC subsidiary has formulated a cybersecurity contingency plan and will conduct training and safety drills every year in preparation for any emergency cybersecurity incidents; (v) our PRC subsidiary has established data privacy policies to ensure that its collection of data is conducted in accordance with applicable laws and regulations and that the collection is for legitimate purposes as set out in its agreements.

We are in compliance with PRC laws and regulations with respect to data security in all material aspects, on the basis that: as of the date of this Amendment, (i) we have implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information as listed above; (ii) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect our business; (iii) we have not received any investigation, notice, warning, penalty or sanction from applicable government authorities (including the CAC) with regard to our business operations concerning any issues related to cybersecurity and data security; (iv) we have not been involved in any suits, judicial review, enquiry, or other legal proceedings initiated by applicable governmental authorities in relation to any violation of applicable regulations or policies that have been issued by the CAC.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

April 15, 2022

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits and could cause the value of such securities to significantly decline or be worthless. In addition, any violation of the provisions and requirements under relevant laws and regulations with respect to cybersecurity, data security and personal information protection may subject us to rectifications, warnings, fines, confiscation of illegal gains, suspension of the related business, revocation of licenses, cancellation of qualifications being entered into the relevant credit record or even criminal liabilities.

In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated on April 13, 2020. The Measures for Cyber Security Review (2021) specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by Internet platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Cybersecurity Review Office established by the CAC. Before critical information infrastructure operator purchases internet products and services, it should assess the potential risk of national security that may be caused by the use of such products and services. If such use of products and services may give raise to national security concerns, it should apply for a cybersecurity review by the Cybersecurity Review Office and a report of analysis of the potential effect on national security shall be submitted when the application is made. In addition, Internet platform operators that possess the personal data of over one million users must apply for a review by the Cybersecurity Review Office, if they plan to list their companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security. It may take approximately 70 business days in maximum for the general cybersecurity review upon the delivery of their applications, which may be subject to extensions for a special review.

As confirmed by our PRC legal counsel, we believe that, at this stage, we are not subject to cybersecurity review with the CAC under the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022, on the basis that (i) our PRC subsidiary currently does not have over one million users’ personal information and does not anticipate that it will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review (2021); (ii) our PRC subsidiary’s business operations do not involve any Critical Information Infrastructure, and neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that any of the PRC subsidiary’s products or services is determined as the Critical Information Infrastructure; and (iii) neither we nor the PRC subsidiary has received any notification from applicable PRC governmental authorities indicating that we or our PRC subsidiary shall file for a cybersecurity review.

We are also not subject to the network data security review by the CAC if the Draft Regulation is enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Regulation.

April 15, 2022

However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that the PRC regulators will reach the same conclusion as we and our PRC legal counsel. If in the future, the PRC regulators require us or our PRC subsidiary to apply for a cybersecurity review, we cannot assure you that we are able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension our business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations and cause the value of such securities to significantly decline or be worthless.

As for the draft measures (including the Exposure Draft, the Revised Draft and the Draft Regulation) issued by CAC recently, as advised by the PRC legal counsel, since the relevant government authorities are still seeking comments on the Exposure Draft and the Draft Regulation from the public as of the date of this submission, the Exposure Draft and the Draft Regulation (especially its operative provisions) and their anticipated adoption or effective date are subject to further changes with substantial uncertainty. We will continue to pay close attention to the legislative and regulatory developments in data security and comply with the latest regulatory requirements.

In addition, we have updated this Form 10, Amendment No. 6, to be consistent with its Form 10-K for the year ended December 31, 2021, filed with the SEC on April 15, 2022. We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

/s/ Guolin Tao

Guolin Tao
CEO
Entrepreneur Universe Bright Group